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                       SEWARD & KISSEL LLP
                     ONE BATTERY PARK PLAZA
                    NEW YORK, NEW YORK  10004

                   TELEPHONE:  (212)  574-1200
                   FACSIMILE:  (212)  480-8421

                                  November 26, 2001

VIA FACSIMILE

Michael Carper, Esq.
Allied Riser Communications Corporation
1700 Pacific Avenue, Suite 400
Dallas, Texas  75201

    Re:  Allied Riser Communication Corporation (the "Company")

Dear Michael:

    I refer to my letter of November 13, 2001, and to our previous correspondence. Since the Company is insolvent, its directors and officers owe their primary fiduciary duty to the Company's creditors. We have made two proposals to the Company that are not only superior for the Company's shareholders than the terms of the Cogent merger but also allow the directors and officers to fulfill their fiduciary duties. The following summary of the terms of those proposals shows why they are superior.

         Repurchase of Notes

         Following discussions invited by the Company's management, the Noteholders and the Company's financial advisors reached an agreement in principle that would have had the Company repurchase the Notes on a sliding scale as follows:

    Percentage of Notes      Repurchase Price    Gain to Equity

    78%                      $400 per $1,000     $57.85 million
    95%                      $450 per $1,000     $64.58 million

         As this table shows, before taking into account accrued interest, the repurchase by the Company of the Notes would clearly result in a gain to the equity holders of at least $57.85 million, and as much as $64.58 million. The repurchase would restore the Company to solvency, which would clearly benefit the shareholders in any case.

         The repurchase of the Notes is the preferred solution for the Noteholders. However, the Noteholders have also



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presented another proposal that will also provide superior value to the Company's shareholders.

         Acquisition of Equity

         Four of the Noteholders, who are members of the steering committee of the ad hoc committee of Noteholders, have indicated their commitment to fund the following offer for the equity of the Company:

         1. Transaction: Acquisition of all outstanding equity securities of the Company (shares, options, warrants and deferred stock units);

         2.   Nature of consideration--cash;

         3.   Total price--$12 million;

         4.   No financing contingency;

         5. Due Diligence: Including confirmation that there are no material adverse changes, including undisclosed material liabilities, from Company's balance sheet at September 30, 2001;

         6.   Acquiring Entity--single purpose entity to be
              created by:

              --   CRT Capital Group LLC, Greenwich, CT,

              --   Magten Asset Management Corp., New York, NY,

              --   Peninsula Capital Advisors, LLC,
                   Charlottesville, VA, and

              --   Sagamore Hill Capital Management, LP,
                   Greenwich CT,

              These four entities, with approximately $1.4 billion in assets, have committed to fund the purchase price in cash without any financing contingency. Company management is familiar with each of these entities. The acquisition agreement will include appropriate representations and warranties as to the wherewithal and cash commitments of these Noteholders, and of any other Noteholders that may participate in creating and funding the acquiring entity

         7. Other customary terms and conditions, including negotiation of definitive documentation.


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              Effect of Cogent Merger Agreement

         We understand that you are concerned that the Board of Directors may not consider either of these offers outside of the terms set forth in the Cogent Merger Agreement. With respect to a repurchase of the Notes, the Merger Agreement provides that while the Company may discuss a restructuring with the Noteholders, it may not reach an agreement with them without Cogent's approval. Nothing in the Cogent Merger Agreement, however, prevents the Company from speaking or negotiating with the Noteholders. In fact, the negotiations between the Noteholders and the Company, represented by its financial advisors, took place after the Cogent Merger Agreement was signed.

         With respect to the acquisition of the Company's equity, the Merger Agreement provides that the Board may not entertain any proposal that is not a "Superior Proposal" for the Company's shareholders than the terms of the Cogent merger.

         The Company's Board and management have created their own problems by having the Company enter into the Cogent Merger Agreement. Their primary duty in the present circumstances is to the Noteholders, and the Board and management should never have committed to an agreement that did not recognize that primary duty, which still remains. The Board has the duty to consider both alternatives in fulfillment of those fiduciary duties.

         Nevertheless, both proposals are clearly superior for the shareholders than the Cogent merger. Cogent's Registration Statement on Form S-4 sets forth the value of the merger consideration to be given to the Company's shareholders at $10.17 million. By contrast, the value accruing to the equity from a repurchase of the Notes ranges from $57.85 million to $64.58, or well above this level. Likewise, the Noteholders' cash offer for the equity is well in excess of the value that the Cogent merger would provide to the Company's shareholders and meets the criteria for a "Superior Proposal" set forth in the Cogent Merger Agreement.
              Kindly have the Company respond to these alternatives before the close of business on November 28, 2001. The failure to respond positively to either proposal by that time will be deemed a rejection, and the Noteholders will pursue their remedies appropriately.

                             Sincerely yours,


                             /s/ Gary J. Wolfe
                             ------------------------
                             Gary J. Wolfe


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cc:      Mr. Gerald K. Dinsmore
         Mr. Don Lynch
         Mr. R. David Spreng
         Mr. Blair P. Whitaker
         (Via Overnight)
         Jones Day Reavis & Pogue
         Attn:  Kathleen McLaurin, Esq.

         Credit Research & Trading LLC
         Attn:  C. Michael Vaughn

         Magten Asset Management Corp.
         Attn:  Talton R.  Embry

         Peninsula Capital Advisors, LLC
         Attn:  R. Ted Weschler

         Sagamore Hill Capital Management, L.P.
         Attn:  Mark May/Jason M. Sudol


































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